Exhibit 12

The Toronto-Dominion Bank and Subsidiaries

Ratio of Earnings to Fixed Charges

	IFRS				Canadian GAAP
	Six months ended April 30, 2014	Year ended October 31, 2013	Year ended October 31, 2012	Year ended October 31, 2011	Year ended October 31, 2010	Year ended October 31, 2009
(Canadian dollars in millions)
Excluding Interest on Deposits
Net Income before income taxes	$5,025	$8,009	$7,578	$7,331	$5,932	$3,402
Less: Income/(loss) from equity investees	157	272	234	246	235	303
Fixed Charges:
Interest expense (excl. Deposits)	1,021	1,938	2,323	2,483	1,284	1,762
Estimated interest within rental expense	98	102	108	100	59	100
Total fixed charges	1,119	2,040	2,431	2,583	1,343	1,862
Earnings	$5,987	$9,777	$9,775	$9,668	$7,040	$4,961
Ratio of earnings to fixed charges	5.35	4.79	4.02	3.74	5.24	2.66

Including Interest on Deposits
Net Income before income taxes	$5,025	$8,009	$7,578	$7,331	$5,932	$3,402
Less: Income/(loss) from equity investees	157	272	234	246	235	303
Fixed Charges:
Interest expense (incl. Deposits)	3,165	6,399	6,993	6,949	5,862	7,580
Estimated interest within rental expense	98	102	108	100	59	100
Total fixed charges	3,263	6,501	7,101	7,049	5,921	7,680
Earnings	$8,131	$14,238	$14,445	$14,134	$11,618	$10,779
Ratio of earnings to fixed charges	2.49	2.19	2.03	2.01	1.96	1.40